FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG Group plc
30 March 2006
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered name                                           Shares held
Brown Brothers Harriman and Co                                      10,798,500
JP Morgan Chase Bank                                                 3,457,500
Mellon Bank N.A.                                                     2,745,500
Citibank NA                                                          1,974,500
State Street Bank and TR Co                                            228,000
N/A                                                                    112,429
Northern Trust London                                                8,645,846
JP Morgan Bournemouth                                                4,968,300
Bank of New York Brussels                                            3,901,794
State Street Bk & Tr Co Lndn                                         4,598,143
Mellon Bank                                                          2,898,152
Bankers Trust London                                                   687,800
JP Morgan Chase Bank                                                   594,400
HSBC Bank Plc                                                          709,355
Clydesdale Bank Plc                                                    351,800
Midland Securities Services                                            307,600
Chase Manhattan Bank AG Frankfurt                                      362,341
Societe Generale                                                       119,720
Chase Manhattan London                                                  38,700
Dexia Privatbank                                                        41,700
State Street Bank & Tr Co                                           12,298,998
Brown Brothers Harriman and Co                                       6,646,561
Northern Trust Co                                                    3,793,594
Mellon Bank N.A.                                                     2,160,404
JP Morgan Chase Bank                                                 2,581,727
Bank of New York                                                     1,494,870
CIBC Mellon Trust                                                      661,574
Royal Trust - Toronto                                                  103,186
JP Morgan Chase Bank                                                17,695,300
State Street Bank & Tr Co                                              962,103
Mellon Bank N.A.                                                       378,200
Northern Trust London                                                  494,500
Brown Brothers Harriman and Co                                          58,300
Mellon Bank N.A.                                                        76,861
JP Morgan, Bournemouth                                              44,923,244
Bermuda Trust Far East HK                                              573,411
Brown Bros Harrimn Ltd LUX                                           8,259,073
JP Morgan Bournemouth                                               11,161,980
Bank of New York Brussels                                            1,189,800
Chase Manhatan BK AG Frankfurt                                       1,089,815
State Street Bank & Tr Co Lndn                                         950,445
Northern Trust London                                                  747,120
JP Morgan, Bournemouth                                                 715,100
State Street Bank Australia                                            422,630
National ASTL BK Melbourne                                             256,500
Northern Trust Co                                                      182,900
ING Luxembourg                                                          86,432
Morgan Stanley London                                                   25,941
Master Trust Bank of Japan                                             336,336
Nomura Trust and Banking                                               143,730
Trust&Cust SVCS BK LTD,TOKO                                             92,630
Bank of New York Europe LDN                                          2,734,507
JP Morgan, Bournemouth                                               1,775,665
BNP Paribas, Paris                                                   1,263,500
State Street Bank and TR Co                                          1,387,800
State Street Hong Kong                                                  58,400


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11.Date company informed

30 March 2006

12. Total holding following this notification

175,325,217 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

Shares in issue (excluding shares held in Treasury) as at 30 March 2006 - 3,522,128,910

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

30 March 2006

www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 30 March 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary